Exhibit (a)(65)

JANUS INVESTMENT FUND

Certificate Redesignating

Janus Henderson Absolute Return Income Opportunities Fund

The undersigned, being the Secretary of Janus Investment Fund, a Massachusetts business trust with transferable shares (the “Trust”), being duly authorized by a majority of the duly elected and qualified Trustees of the Trust acting pursuant to Sections 3.6 and 4.1 of the Trust’s Amended and Restated Agreement and Declaration of Trust dated March 18, 2003, as further amended from time to time (the “Declaration”), does hereby certify that, by affirmative vote of a majority of the Trustees at a meeting held on December 10, 2025, Janus Henderson Absolute Return Income Opportunities Fund was redesignated Janus Henderson Low Duration Multi-Sector Income Fund (the “Fund”), with such redesignation to be effective on or about March 4, 2026.

All of the current rights and preferences of the Fund remain in full force and effect, as set forth in the Declaration.

The undersigned further certifies that she has been duly authorized by the Trustees of the Trust to take all necessary action to file a copy of this Certificate with the Secretary of the Commonwealth of Massachusetts and at any other place required by law or by the Declaration.

IN WITNESS WHEREOF, the undersigned has set her hand and seal this 12th day of March 2026.

/s/ Stephanie Grauerholz
Stephanie Grauerholz, Interim Secretary